CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of Sound Shore Fund, Inc. relating to the financial statements and financial highlights of Sound Shore Fund, Inc, a series of shares of beneficial interest in Sound Shore Fund, Inc. Such financial statements and financial highlights appear in the December 31, 2022 Annual Report to Shareholders.

BBD, LLP

Philadelphia, Pennsylvania April 25, 2024